Anthera Pharmaceuticals, Inc.
25801 Industrial Blvd, Suite B
Hayward, CA 94545
VIA EDGAR AND FACSIMILE
February 22, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc. Form S-1 Registration Statement File No. 333-161930
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Anthera Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Tuesday, February 23, 2010, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Bradley Bugdanowitz at (415) 733-6099. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley Bugdanowitz, by facsimile to (415) 677-9041.
In connection with the foregoing, the Company hereby acknowledges the following:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request, please contact Bradley Bugdanowitz of Goodwin Procter LLP at (415) 733-6099.

Sincerely, ANTHERA PHARMACEUTICALS, INC.
/s/ Paul F. Truex
Paul F. Truex
President and Chief Executive Officer

cc:	Christopher Lowe (Anthera Pharmaceuticals, Inc.) Bradley Bugdanowitz, Esq. (Goodwin Procter LLP) Andrew Williamson, Esq. (Latham & Watkins LLP)